NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date:

Wednesday,

June 10, 2026

Time:

10.00 a.m.

(Pacific Time)

Location:

Bennett Jones LLP

Suite 2500 – 666 Burrard
Street

Vancouver, British Columbia
V6C 2X8

Record Date:

April 15, 2026

Exhibit 99.1

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (“First Majestic” or the “Company”) will be held at the offices of Bennett Jones LLP, Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Wednesday, June 10, 2026 at 10:00 a.m. (Pacific Time). At the Meeting, the shareholders will receive the audited consolidated financial statements for the year-ended December 31, 2025, together with the auditor’s report thereon, receive and consider the report of the directors, and consider these resolutions:

a.   To set the number of directors of the Company at six (6).

b.  To elect the directors of the Company to serve until the next annual general meeting of shareholders.

c.   To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to set the remuneration to be paid to the auditor.

d.  To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

e.   To approve the unallocated entitlements under the Company’s long-term incentive plan (the “LTIP”) and ratify grants of Awards (as defined in the LTIP) that have been made since May 26, 2025, as more particularly described in the accompanying management information circular (the “Information Circular”).

f.   To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 15, 2026. Only registered shareholders at the close of business on April 15, 2026, will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Pacific Time) on Monday, June 8, 2026 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying Information Circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of this Notice of Meeting, the Information Circular and, if previously requested, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2025 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 24th day of April, 2026.

(signed) “Keith Neumeyer”

Keith Neumeyer

Chief Executive Officer

Shareholders may contact Laurel Hill, the Company’s proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text “INFO” to either of these numbers), or by email at assistance@laurelhill.com.